8/17

04036309

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sitennas Exploration Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

AUG 18 2004

THOMSON FINANCIAL B

FILE NO. 82- 4170 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/18/04

Gitennes


nnual Re
2003

[illegible]

[illegible]

[illegible]

[illegible]

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

To our shareholders,

On behalf of the Board of Directors I am pleased to present your Company's Annual Report for the year ended December 31, 2003.

During 2003 there was a strong global surge of interest in the resource sector, particularly for mining and metals stocks. Fueled by rapidly rising bullion prices and a seemingly insatiable demand for base and specialty metals in China, the *mistral* that had plagued our sector since 1997 ended with a "spring" of project financings, rising market valuations, high liquidity and wide-spread optimism. The year was rewarding to both miners and explorers, and to their shareholders. Now, despite the recent volatile nature of both metal and share prices, we believe that the worst of the speculation factor has passed, that both Chinese demand and market expectations are becoming more realistic and that the need for new discoveries is stronger than ever.

Your Company has the money, commitment, expertise, and resources to press forward in what we expect will be a sustained period of strong demand for metals, buoyant market interest and new project developments. However, it is the last item that causes the most widespread concern – new project developments. Our business needs new discoveries! This should be the focus of every junior exploration company – to find something new, something big and something that is economic. Simply put, Gitennes' goal is to do just that!

To our shareholders, we again extend our best wishes and appreciation for your continuing interest and support.

"Jerry Blackwell"

Jerry Blackwell
President

May 6, 2004

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

GITENNES EXPLORATION INC.

April 30 2004

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Canada and Perú. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many who have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts and investments until such time as the funds are drawn upon.

In summary, the Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development, even to fulfill its longer-term obligations under the terms of option or joint venture agreements.

Overview

The Company's primary focus is the exploration for gold and silver deposits in Perú, followed by copper and other base metals in Canada. During the year ending December 31, 2003 the Company's 50% affiliate, Compañía Minera Corimalqui S.A., began drilling the Urumalqui property in northern Perú. See "*Results of Operations*". Gold and silver mineralization was intersected in 14 of 17 holes drilled, and more drilling is planned for 2004. The Company's 100% owned affiliate, Gitennes Exploraciones Perú S.A. ("Gitennes Exploraciones") completed an exploratory drill programme on its Rio Seco property in coastal, central Perú, encountering modest molybdenum mineralization. Gitennes Exploraciones acquired the La Chivona property in coastal, northern Perú, to cover an area that is prospective for mineralization. An airborne geophysical survey was flown as part of its exploration approach, identifying several targets. The Company also continued with its project development and acquisition initiatives, conducting prospecting and sampling programmes in a number of prospective regions in southern and central Perú. Several of these programmes have identified potential acquisitions.

During the year ending December 31, 2003, the Company completed the sale of its rights and interests in the Rio Blanco project ("Rio Blanco") in Perú to Monterrico Metals plc ("Monterrico"). Rights to Rio Blanco were acquired in 1999 when the Company purchased the Peruvian assets of Newcrest Mining Ltd. The disposition was valued at US$1,500,000 ($2,226,900) and was comprised of a cash payment of US$1,000,000 plus 412,092 shares of Monterrico valued at US$500,000

In Canada, the Company continued with a number of property evaluations, a result of which was the optioning of the Esten claims in Ontario. The Esten claims cover a zone of mineralization that will be explored during the 2004 field season. Exploration on the Company's other Canadian properties, the Fox and Badger - Bear Options remained at a low level. The Company was not able to obtain a drill rig for the Badger Option in Ontario at prices acceptable to it.

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company has sufficient funds to meet its contractual obligations under various property agreements (totaling $270,000) and office-related commitments ($65,000). Cash and cash equivalents at December 31, 2003 were $1,610,166 compared with $846,234 at December 31 2002.

The principal reason for the increased cash is the gain on disposal of the Company's interest in the Rio Blanco project of $1,893,988. In April 2003 the Company sold its rights and interest in the Rio Blanco project to Monterrico. Rights to Rio Blanco were originally acquired in 1999 when the Company purchased the Peruvian assets of Newcrest Mining Ltd., the Rio Blanco portion being then valued at $332,792 (December 31, 1999). The April 2003 transaction was valued at US$1,500,000 ($2,226,900) and comprised a cash payment of US$1,000,000 plus 412,092 shares in the capital of Monterrico valued at US$500,000. The shares have been sold, with an initial block of 300,000 shares returning £ 405,000 ($1,037,118), resulting in a net gain of $497,277. Subsequent to the 2003 year-end, the balance of the shares was sold for £252,207 (approximately $623,000). No similar transaction occurred in the year ending December 31, 2002, and no similar asset transaction is anticipated during 2004.

The Company's cumulative resource property costs to December 31, 2003 were $1,906,548 ($1,295,199 to December 31 2002). The increase is due to exploration at the Urumalqui and Rio Seco properties.

Financing Activities

No financing activities were undertaken by the Company during the year ending December 31, 2003. The most recent equity financings completed by the Company were in late 2000 ($297,000) and in early 2001 ($130,000). These low levels of equity financing were commensurate with the market conditions of the period, and the Company instead chose to dispose of various assets thereby avoiding excessive shareholder dilution. The year ending December 31, 2003 marked an across-the-board reversal in both the equity markets and the availability of resource-targeted investment capital. For example, by December 2003 the TSX Equity Financing Summary (year to date) totaled $2.4 billion dollars versus $1.4 billion dollars (a 65% increase) over the previous year, 75% of which was resource-targeted investment capital. Year 2003 annual volume for the TSX was 13.2 billion shares (value $6.5 billion dollars) versus 8.7 billion shares traded in 2002 (value of $3.2 billion dollars). The surge of interest by investors in TSX Group-listed stocks resulted in an increased market value of most issuers, including Gitennes. Shares of the Company that traded for 10¢ a share in August had risen as high as 75¢ by year-end.

In the future the Company is likely to attempt to raise money in the market. Funds will be used to fund ongoing exploration and to maintain cash reserves so as to remain competitive in the field of project acquisitions.

Selected Annual Information

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes for each period for which disclosure is provided. Operations of the Company's foreign affiliates are integrated into these results by converting amounts into Canadian dollars at the prevailing applicable exchange rates, then consolidating these monies into the consolidated statements. The information herein is prepared in accordance with Canadian generally accepted accounting principles (GAAP),

	Years Ended December 31		
	2003	2002	2001
Total revenues	$NIL	$NIL	$NIL
Income (loss) before discontinued operations and extraordinary items	$1,265,305	($591,633)	($5,302,716)
Basic and diluted earnings (loss) per share	$0.04	$(0.02)	$(0.19)
Net Income (loss) from continuing operations:	$1,265,305	($591,633)	($5,302,716)
Basic and diluted earnings (loss) per share	$0.04	$(0.02)	$(0.19)
Total assets	$3,852,581	$2,222,897	$2,946,116
Cash dividends declared	$NIL	$NIL	$NIL
Long term liabilities	$NIL	$NIL	$NIL

Summary of Unaudited Quarterly Results

Three-month period ending:	Total Revenues	Net Income (Loss)	Income (Loss) per Share (basic)	Income (Loss) per Share (diluted)
December 31, 2003	$NIL	$157,938	$0.01	$0.01
September 30, 2003	$NIL	($180,754)	($0.01)	($0.01)
June 30, 2003	$NIL	$1,508,579	$0.05	$0.05
March 31, 2003	$NIL	($220,458)	($0.01)	($0.01)
December 31, 2002	$NIL	($128,928)	($0.01)	($0.01)
September 30, 2002	$NIL	($52,883)	($0.01)	($0.01)
June 30, 2002	$NIL	($231,776)	($0.01)	($0.01)
March 31, 2002	$NIL	($178,046)	($0.01)	($0.01)

Results of Operations

Income

An important aspect of the Company's finances is its sources of income. In the past the Company has acquired and explored several mineral properties that possessed intrinsic value (as compared to a deemed value, or value based solely upon the amount of money invested) that were sold and provided a source of cash income. The proceeds of such a sale are then applied against the amount spent in acquiring and developing the property, resulting in a net gain (as in Rio Blanco) or possibly a net loss. By selling certain assets the Company has avoided dilutive market-based equity financings, gained working capital and realized a tangible return on its investments. Such transactions are relatively uncommon in the exploration business and should be viewed as non-recurring events. During the past three reporting periods important sources of income included:

a) During the year ending December 31, 2003 the Company received total consideration from the sale of Rio Blanco of $2,226,900 consisting of cash US$1,000,000 ($1,484,600) plus 412,092 shares in the capital of Monterrico valued at US$500,000. The shares have been sold, with an initial block of 300,000 shares returning £ 405,000 ($1,037,118), resulting in a net gain of $497,277. At December 31, 2003, the Company held 112,092 shares in the capital of Monterrico, which were subsequently sold in February 2004 for additional proceeds of approximately $623,000. The Company also received $1,595 from the sale of other portfolio investments, $10,600 through the exercise of employee stock options and $4,295 in investment income. The Company did not receive income from any financing activities or from the exercise of share-purchase warrants.

b) During the year ending December 31, 2002 the Company did not receive any non-recurring cash proceeds from the sale of mineral properties nor from the exercise of stock options. It did receive $86 in interest income and $12,503 in other income (largely fixed assets). The Company did not receive any proceeds from financing activities or from the exercise of share-purchase warrants.

c) During the year ending December 31, 2001 the Company received cash proceeds from the sale of the Virgen Property (located in Peru) of $2,356,268. The Company received no proceeds from the exercise of stock options. The Company received $5,051 in interest income and $71,050 in other income (largely fixed assets). The Company did receive proceeds of $133,000 from a private placement financing. There were no proceeds received from the exercise of share-purchase warrants.

Expenses

The Company spends money on acquiring and exploring resource properties, maintaining offices and retaining staff, offering investor relations and in fulfilling stock exchange listing and regulatory requirements. Costs are accounted for in two ways: – either "deferred" or "expensed". Resource property costs are deferred until the property is either brought into production, abandoned, sold or otherwise impaired (for example no further work is planned in the foreseeable future) at which time these costs are written-off and expensed. All other expenses except capital assets (computers, furniture and equipment) are expensed in the year in which the expense occurs, contributing to the "non-capital loss carry-forwards" that appear in the notes to the consolidated financial statements for each of the years for which disclosure is provided, under the heading "Income Taxes". Other items that are similarly expensed in the year incurred will include general exploration (property examinations, reconnaissance programmes, studies etc), stock option compensation (to employees and directors), and foreign exchange losses (or gains).

A summary of important expenses for the years ending December 31, 2003, 2002 and 2001 include:

	Years Ended December 31		
	2003	**2002**	**2001**
Audit, accounting, legal & professional fees	$173,244	$80,263	$205,540
Filing, transfer fees & investor relations	$162,396	$86,069	$47,133
Office rent, utilities & sundry	$142,949	$96,567	$137,970
Salaries & benefits	$124,649	$107,463	$254,697
Stock-based compensation	$70,802	-	-
Write-down of mineral properties	$2,104	$11,635	$4,766,950
General exploration	$125,489	$148,614	$17,943
Foreign exchange loss (gain)	$305,554	$44,601	($106,927)

Audit, accounting, legal and professional fees to December 31, 2003 are higher than for the year ending December 31, 2002. This is a reflection of the high legal costs in completing the sale of Rio Blanco and the joint venture in respect of the Urumalqui property, the increasing cost of regulatory compliance and undertaking due diligence reviews, and the increasing auditor and accounting costs incurred in meeting changing reporting requirements.

Filing, transfer fees and investor relations expenses to December 31, 2003 are higher, primarily due to new investor relations initiatives, including production of a corporate video, revamping of the corporate web site, attending a number of conferences and forums, and added staff costs to cover the higher number of investor queries.

Office rent, utilities and sundry costs for the year ending December 31, 2003 are similar to those in the same period in 2001, but higher than in 2002. During 2002 the Company shared certain office overhead costs with another company.

Salaries and benefits for the year ending December 31, 2003 are comparable to the same period in 2002, and less than 2001. The year ending December 31, 2001 was the Company's lowest in terms of general exploration and property exploration, so the high costs in 2001 reflect key personnel costs expensed to company management.

Write-down of mineral property expenses in the years ending December 31, 2003 and 2002 are very modest and are largely attributable to taxes paid in Perú that the Company has no expectation of recovering. The write-down of $4,766,950 for the year ending December 31, 2001 represents the reduction in carrying-value of the Virgen property to its net recoverable value based upon the sales agreement.

General exploration expenses for the years ending December 31, 2003 and 2002 are similar. The slight reduction in 2003 reflects the allocation of general exploration expenses that result in a property acquisition to a new property cost centre, where the expenses are deferred. Examples of this include the La Chivona property and the Esten claims.

Foreign exchange losses are significantly higher for the year ending December 31, 2003. The Company maintains significant portions of its cash reserves in American dollars. Since the Company's consolidated financial statements are expressed in Canadian funds, and the Canadian dollar has increased significantly against the U.S. dollar, the value of the Company's American dollar cash reserves has declined. However, the U.S dollar – Peruvian Nuevo Sol exchange rate was stable during 2003. The effect of this is that the U.S. dollar buys fewer Canadian dollars in Canada, but maintains its value as a monetary unit in Perú.

The Company has four mineral projects in Perú (Urumalqui, La Chivona, Rio Seco and Lapidem) and three mineral projects in Canada (the Fox in British Columbia and the Bear / Badger and Esten projects in Ontario). Work on these projects is carried out under the supervision of Jerry Blackwell, P.Geo, and James Foster, P.Geo. Both are qualified persons as defined in National Instrument 43-101.

Urumalqui Property

The Urumalqui property is a joint venture between the Company, through a 50% interest in affiliate Compañía Minera Corimalqui S.A., and Meridian Gold Inc. It is located in the Andes Mountains of north-central Perú about 70 km east of the port city of Trujillo. Mineral property expenditures in the 12-month period ending December 31, 2003 were $504,991. Cumulative expenditures to December 31, 2003 are $528,588.

From October 15 to December 15, 2003, a seventeen-hole diamond drilling programme (2,282.6 metres) was completed at the property. Fourteen holes tested the grade and thickness of one of the veins at various depths below surface. More work, including drilling, is planned for 2004.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. The property was acquired in 2003. Exploration included rock and soil geochemical sampling, prospecting, and an airborne geophysical survey. The Company is planning additional surveys in 2004. Mineral property expenditures in the 12-month period ending December 31, 2003 were $146,935.

Rio Seco Property

The Company completed a 993-metre reverse circulation drill programme. Mineral property expenditures in the 12-month period ending December 31, 2003 were $146,723; cumulative expenditures to December 31, 2003 were $251,312.

Lapidem Property

The property is located 55 kilometers east of Trujillo in the Andes Mountains. Only limited geological exploration occurred in 2003. Depending upon the availability of funds, the Company is considering detailed geological, geochemical and geophysical work in 2004.

Badger and Bear Option

The Badger property is 135 km north of Thunder Bay, Ontario. No work was conducted in 2003. However, in 2004 the Company expects to complete a limited core drilling programme to test a magnetic anomaly.

The Bear property is situated 145 km north of Thunder Bay, Ontario. No work was conducted on the Bear property in 2003, and none is planned for 2004.

Mineral property expenditures in the 12-month period ending December 31, 2003 are $26,821; cumulative expenditures to December 31, 2003 were $253,871.

Esten Option

This property, which was acquired in 2003, is located south of Elliot Lake. The Company is planning a geophysical survey, geological mapping, and geochemical sampling in 2004. Mineral property expenditures in the 12-month period ending December 31, 2003 were $23,294.

Fox Property

During 2003 the Company conducted a small amount of geophysical surveying and geological mapping. Depending upon availability of funds, a geophysical survey, and possibly drilling is proposed for 2004.

Liquidity

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other rescurces and the lack of revenues.

The consolidated financial statements for the fiscal year ended December 31, 2003 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the year ending December 31, 2003, the Company has consistently reported operating losses, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's cash and cash equivalents increased by $763,932 in 2003, compared to a decrease of $1,088,222 in 2002 from 2001. At December 31, 2003 the cash and cash equivalents was $1,610,166, compared to $846,234 at December 31 2002.

Though reasonably financed at this time, it is likely that the Company will have to raise additional funds. Shareholders are referred to the earlier discussion on "*Risk and Uncertainties*".

The Company is not encumbered by onerous contractual obligations. It has no long term debt, no capital lease obligations, no purchase obligations and its only operating leases are with respect to office premises. In Vancouver, the Company has a three-year lease on office and storage space that expires on October 21, 2005. The monthly fee is $2,115 plus operating expenses. In Lima, Perú the Company's affiliates lease office space for US$1,150 per month on a rental agreement that is renewed annually during November.

Capital Resources

The Company has sufficient capital to meet the terms of its property option agreement for the Esten Option ($100,000) and its joint venture obligation in respect of the Urumalqui property (US$125,000). All other expenditure requirements in respect of the Fox and the Badger and Bear Options have been met for 2004.

The renewed activity in the resource sector has revealed a shortage of skilled, qualified professionals and administrators while highlighting the significantly increased time and money required by continuously changing compliance and accounting policies and new regulations.

Similarly, exploration and mining costs are rising rapidly. Exploration programmes spend money rapidly, and the Company is vigilant in its efforts to contain costs while advancing its properties.

Transactions with Related Parties

During the year ending December 31, 2003 the Company paid $244,130 (2002 - $248,002) in salaries and administrative and geological consulting fees to two directors of the Company and its subsidiaries. During the same period the Company incurred $36,436 (2002 - $23,874) in legal fees, paid to a law firm in which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2003 included $17,801 (2002 - $NIL), payable to a law firm in which a director of the Company is a partner.

Fourth Quarter

During the fourth quarter from October 1 to December 31, 2003 the Company's Peruvian affiliates completed three exploration programmes. These programmes incurred exploration expenses at Urumalqui of $348,706, Rio Seco expenses of $146,512 , and $30,776 at La Chivona.

Also in the fourth quarter, the Company optioned the Esten property in Ontario. The option terms required issuing 25,000 shares on signing and committing to exploration expenditures of $100,000 before November 4 2004, plus the optional issuance of 175,000 shares and the expenditure of an additional $500,000 on or before November 4 2006 to earn a 100% interest, subject to a 3% net smelter returns royalty.

Also during the fourth quarter, the Company sold 300,000 shares of Monterrico for proceeds of $1,037,118, resulting in a net gain of $497,277.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of April 30, 2004, the number of issued common shares is 29,220,831 (31,960,831 on a fully diluted basis).

There are no share purchase warrants outstanding.

As at April 30 2004, there were 2,900,000 stock options granted to directors and officers of the Company and its affiliates, and 120,000 stock options granted to employees or long-term contractors, for a total of 3,020,000. The Company has a fixed stock option plan.

Number	Exercise Price	Expiry Date
750,000	$0.35	April 21, 2009
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
3,020,000		

Changes in Accounting Policies

The Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective for all awards granted on or after January 1, 2002. The adoption of this recommendation established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company has put into place an early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning January 1, 2003. This requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and amounts due from a joint venture partner. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At December 31, 2003 the Company held currency totaling US$946,123, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests this document.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com

Cautionary Note

Certain statements included herein constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or of the mining industry to be materially different from future results, performance or achievements expressed or implied by these forward looking statements. There can be no assurance that such statements will prove accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. All current and subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

GITENNES EXPLORATION INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

Management's Responsibility for Financial Reporting

The consolidated financial statements of Gitennes Exploration Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Staley, Okada & Partners and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Jerry D. Blackwell"

Jerry D. Blackwell
Chief Executive Officer
March 31, 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-3800
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Gitennes Exploration Inc.

We have audited the consolidated balance sheets of Gitennes Exploration Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
March 30, 2004

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Gitennes Exploration Inc. Statement 1

Consolidated Balance Sheets

As at December 31
Canadian Funds

ASSETS		2003		2002
Current				
Cash and cash equivalents	$	1,610,166	$	846,234
Marketable securities *(Note 7)*		202,054		1,190
Accounts receivable		14,304		12,241
Prepaid expenses		4,686		15,385
Due from joint venture partner *(Note 4h)*		46,411		-
		1,877,621		875,050
Mineral Properties *(Note 4)*		1,906,548		1,295,199
Property, Plant and Equipment *(Note 5)*		68,412		52,648
	$	3,852,581	$	2,222,897

LIABILITIES				
Current				
Accounts payable and accrued liabilities *(Note 8)*	$	310,685	$	43,708
Continued Operations *(Note 1)*				
Commitments *(Note10)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		25,121,495		25,024,093
Deficit - *Statement 2*		(21,579,599)		(22,844,904)
		3,541,896		2,179,189
	$	3,852,581	$	2,222,897

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell"
____________________________, Director

"Edmund T. Kimura"
____________________________, Director

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended December 31

Canadian Funds

	2003	2002
Expenses		
Audit, accounting, legal and professional fees	$ 173,244	$ 80,263
Filing, transfer fees and investor relations	162,396	86,069
Office rent, utilities and miscellaneous	142,949	96,597
Salaries and benefits	124,649	107,463
Stock option compensation *(Note 6c)*	70,802	-
Amortization	14,653	15,097
Travel	8,868	-
Interest and bank charges	3,050	8,247
Loss Before the Undernoted	(700,611)	(393,736)
Other Income (Loss)		
Gain on disposal of Rio Blanco *(Note 4f)*	1,893,988	-
Gain on disposal of marketable securities	497,277	-
Interest income	4,295	86
Gain on disposal of mineral concession	3,503	-
Write-down of mineral properties	(2,104)	(11,635)
General exploration	(125,489)	(148,614)
Foreign exchange loss	(305,554)	(44,601)
Loss on disposal of property, plant and equipment	-	(5,636)
Other income	-	12,503
Income (Loss) for the Year	1,265,305	(591,633)
Deficit - Beginning of year	(22,844,904)	(22,253,271)
Deficit - End of Year	$ (21,579,599)	$ (22,844,904)
Earning (Loss) Per Share - Basic	$ 0.04	$ (0.02)
- Diluted	$ 0.04	$ (0.02)
Weighted Average Number of Shares Outstanding	28,870,050	28,744,667

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 3

Consolidated Statements of Cash Flows

For the Years Ended December 31

Canadian Funds

		2003		2002
Cash Flows from Operating Activities				
Income (loss) for the year	$	1,265,305	$	(591,633)
Items not affecting cash				
Amortization		14,653		15,097
Gain on disposal of marketable securities		(497,277)		-
Loss on disposal of property, plant and equipment		-		5,636
Write-down of mineral properties		2,104		11,635
Gain on disposal of Rio Blanco		(1,893,988)		-
Gain on disposal of mineral concession		(3,503)		-
Stock-based compensation		70,802		-
		(1,041,904)		(559,265)
Changes in non-cash working capital items				
Accounts receivable		(2,063)		(428)
Prepaid expense		10,699		(11,899)
Due from joint venture partner		(46,411)		-
Accounts payable and accrued liabilities		266,977		(145,586)
		229,202		(157,913)
		(812,702)		(717,178)
Cash Flows from Financing Activities				
Net proceeds from issuance of common shares		10,600		-
Cash Flows from Investing Activities				
Mineral properties - net of recoveries		(930,366)		(346,292)
Proceeds on disposal of mineral property		1,484,600		-
Purchase of property, plant and equipment		(30,416)		(24,752)
Proceed on disposal of marketable securities		1,038,713		-
Proceed on disposal of mineral concession		3,503		-
		1,566,034		(371,044)
Net Increase (Decrease) in Cash and Cash Equivalents		763,932		(1,088,222)
Cash and cash equivalents - Beginning of year		846,234		1,934,456
Cash and Cash Equivalents - End of Year	$	1,610,166	$	846,234

Supplemental Schedule of Non-Cash Investing and Financing Transactions

Mineral properties acquired through the issuance of shares	$	16,000	$	14,000
Shares received for sale of resource property	$	742,300	$	-
Stock-based compensation included in share capital	$	70,802	$	-

- See Accompanying Notes -

1. Nature of Business and Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Castle Keep Ltd., Minera Newcrest S.A., Castle Cary Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A. and Compania Minera Seis Rios S.A. These financial statements also include the results of operations of Rio Blanco Copper Ltd., and its wholly-owned subsidiary, Compania Minera Majaz, S.A., up to April 7, 2003, the date of disposition *(Note 4f)*. All of the Company's wholly-owned subsidiaries have been accounted for under the purchase method.

These consolidated financial statements also include the accounts of Oromalqui Gold Corp., in which the company has a 50% interest pursuant to a joint venture agreement *(Note 4h)* and its wholly-owned subsidiary, Minera Corimalqui S.A. The Company accounts for its interest in the joint venture under the proportionate consolidation method of accounting. Under this method, the Company records its proportionate share of revenues, expenses, liabilities and assets of the joint venture.

b) Foreign Currency Translation

The operations of the Company's subsidiaries are considered integrated foreign operations and are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate prevailing at the balance sheet dates for monetary assets and liabilities, and historical rates for all other items. Translation gains and losses are included in the determination of operating results in the period incurred.

2. Accounting policies - *Continued*

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.

e) Marketable Securities

Marketable securities are recorded at the lower of cost and net realizable value.

f) Property, Plant and Equipment

Capital assets are recorded at cost less accumulated amortization, which is calculated on a declining balance basis in Canada and a straight-line basis in Peru at the following annual rates:

Computer equipment - 20%
Furniture and fixtures - 10% - 20%
Equipment - 20% - 30%

g) Mineral Properties

The costs of acquiring mineral properties and related exploration expenditures are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written down. Option and other payments received are credited against mineral properties. Where such payments exceed the related book value, the excess is included in revenue.

The Company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available in its properties. Senior management annually reviews the carrying values of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing. The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. Accounting policies - *Continued*

h) Environmental Expenditures

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

i) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

j) Stock-Based Compensation – Change in Accounting Policy

The Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after January 1, 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

2. Accounting policies - *Continued*

k) Earnings (Loss) Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a diluted effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l) Income Taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The benefits of losses available for carry-forward to future years for tax purposes are recognized to the extent that realization of such benefits is more likely than not.

m) Comparative Figures

Certain of the comparative figures were reclassified, where applicable, to conform with the current year's presentation.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, due from joint venture partner, and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At December 31, 2003, the Company held currency totalling US$946,123, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Canada			Peru					
	Fox	Bear and Badger	Esten	Rio Blanco	Rio Seco	La Chivona	Urumalqui	Other	Total
December 31, 2001	$ 569,114	$ -	$ -	$ 279,414	$ 98,014	$ -	$ -	$ -	$ 946,542
Acquisition Costs	26,000	16,500	-	-	-	-	20,575	13,810	76,885
Deferred Expenditures									
Assays	7,052	26,383	-	-	-	-	-	11,188	44,623
Consulting geology	5,443	42,578	-	2,009	4,896	-	-	31,095	86,021
Drilling	-	65,596	-	-	-	-	-	-	65,596
Geophysics	-	22,777	-	-	-	-	-	-	22,777
Legal	-	-	-	8,866	-	-	1,772	-	10,638
Line cutting	4,474	17,186	-	-	-	-	-	-	21,660
Other	-	-	-	1,854	-	-	-	-	1,854
Salaries	10,192	25,166	-	12,500	673	-	1,250	-	49,781
Sampling	4,474	-	-	-	-	-	-	-	4,474
Supplies	25	1,621	-	-	-	-	-	-	1,646
Tenure	1,253	-	-	-	-	-	-	-	1,253
Travel	2,438	9,243	-	-	1,006	-	-	-	12,687
Total additions during the year	61,351	227,050	-	25,229	6,575	-	23,597	56,093	399,895
	630,465	227,050	-	304,643	104,589	-	23,597	56,093	1,346,437
Government assistance	(39,603)	-	-	-	-	-	-	-	(39,603)
Write-down of mineral properties	-	-	-	(11,635)	-	-	-	-	(11,635)
December 31, 2002	$ 590,862	$ 227,050	$ -	$ 293,008	$ 104,589	$ -	$ 23,597	$ 56,093	$ 1,295,199

4. Mineral Properties - *Continued*

a) Details of mineral property activities are as follows - *Continued*

	Canada			Peru					
	Fox	Bear and Badger	Esten	Rio Blanco	Rio Seco	La Chivona	Urumalqui	Other	Total
December 31, 2002 (carryforward)	$ 590,862	$ 227,050	$ -	$ 293,008	$ 104,589	$ -	$ 23,597	$ 56,093	$ 1,295,199
Acquisition Costs	-	19,250	11,750	-	-	35,563	66,754	19,210	232,756
Deferred Expenditures									
Administration	-	-	28	-	9,175	4,038	1,444	3,223	18,883
Assays	82	677	1,098	75	18,521	-	8,058	133	28,569
Consulting geology	6,225	6,294	5,718	20,937	31,281	32,991	62,595	22,848	188,889
Drilling	-	-	-	-	80,229	-	291,793	-	291,793
Geophysics	-	600	-	-	-	58,578	16,395	1,640	77,213
Government taxes	-	-	-	-	6,282	10,522	41,404	2,487	60,695
Tenure	434	-	4,700	18,893	400	-	6,175	-	29,702
Topographic survey	-	-	-	-	835	5,243	10,373	1,415	17,866
Total additions during the year	6,741	26,821	23,294	39,905	146,723	146,935	504,991	50,956	946,366
Write-down of mineral properties				-	-			(2,104)	(2,104)
Sale of mineral property				(332,913)	-	-	-	-	(332,913)
December 31, 2003	$ 597,603	$ 253,871	$ 23,294	$ -	$ 251,312	$ 146,935	$ 528,588	$ 104,945	$ 1,906,548

4. Mineral Properties - *Continued*

b) Cumulative resource costs are as follows:

	Acquisition	Exploration	Cumulative Total 2003	Cumulative Total 2002
Canada				
Fox, B.C.	$ 171,886	$ 425,717	$ 597,603	$ 590,862
Bear and Badger, Ontario	35,750	218,121	253,871	227,050
Other	14,810	45,602	60,412	56,093
Esten, Ontario	11,750	11,544	23,294	-
Peru				
Urumalqui	87,329	441,259	528,588	23,597
Rio Seco	-	251,312	251,312	104,589
La Chivona	35,563	111,372	146,935	-
Other	18,210	26,323	44,533	-
Rio Blanco	-	-	-	293,008
	$ 375,298	$ 1,531,250	$ 1,906,548	$ 1,295,199

c) **Fox, B.C., Canada**

By an agreement made effective October 16, 2000, amended on October 16, 2002 and October 14, 2003, the Company obtained an option to acquire a 100% interest in a property located in southern British Columbia known as the Fox property. Under the terms of the option agreement, future production from the Fox property is subject to a 1.25% net smelter return royalty. To earn its interest, the Company must, at its option, make cash payments and issue shares as follows:

Due Date	Cash		Shares	
Upon execution	$ 30,000	(paid)	200,000	(issued)
October 15, 2001	45,000	(paid)	-	
October 15, 2002	15,000	(paid)	100,000	(issued)
October 15, 2004	32,500		100,000	
Upon reaching a positive production decision	200,000		-	
	$ 322,500		400,000	

At its option, the Company may satisfy 50% of the cash payments through the issuance of shares. The number of shares to be issued would be based on the weighted average trading price of the Company's shares for the ten-day period ending five days prior to such settlement.

In addition to the property covered by the option agreement, the Company has acquired, by staking, additional mineral claims adjacent to the Fox property.

4. Mineral Properties - *Continued*

d) **Bear and Badger, Canada**

By agreement dated February 7, 2002 and amended on January 21, 2004, the Company entered into an option agreement to acquire two properties located in Ontario known as the Bear Property and the Badger Property. To complete the option and earn its 100% interest the Company must, at its option, make cash payments, issue shares and incur cumulative exploration expenditures as follows:

Due Date		Cash		Shares			Cumulative Expenditures	
Upon execution	$	7,500	(paid)	25,000	(issued)	$	-	
January 17, 2003		15,000	(paid)	25,000	(issued)		60,000	(incurred)
January 31, 2004		-		40,000	*		120,000	(incurred)
January 17, 2005		65,000		25,000			180,000	(incurred)
	$	87,500		115,000				

The Company maintains the right to accelerate payment of the cash and issuance of the shares. The optionor retains a 2% net smelter returns royalty, 50% of which (1%) may be purchased by the Company for $500,000 at any time.

* Issued subsequent to December 31, 2003.

e) **Esten, Ontario, Canada**

By agreement dated November 14, 2003, the Company obtained an option to acquire a 100% interest in a property in Ontario known as the Esten property. To earn its interest, the Company must, at its option, issue shares and incur exploration expenditures as follows:

Due Date	Shares			Exploration Expenditures
Upon regulatory approval	25,000	(issued)	$	-
November 4, 2004	50,000			100,000
November 4, 2005	50,000			-
November 4, 2006	75,000			500,000
	200,000		$	600,000

The optionor retains a 3% net smelter return royalty. The Company has the right to purchase up to 2% of the royalty for $1,000,000 for each percentage point.

f) **Rio Blanco, Peru**

On April 7, 2003, the Company sold its rights to and interest in the Rio Blanco property to Monterrico Metals plc ("Monterrico"). The transaction was valued at US$1,500,000 (CDN$2,226,900) and was comprised of a cash payment of US$1,000,000 plus 412,092 shares of Monterrico valued at US$500,000 (*Note 7*). A gain on disposal of CDN$1,893,988 has been recognized in the financial statements.

4. Mineral Properties - *Continued*

g) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway.

h) Urumalqui, Peru

Under the terms of an October 15, 2002 Letter of Intent with Meridian Gold Inc. ("Meridian") the companies have each agreed to jointly develop the Urumalqui property. Each company agreed to allocate at least US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, project expenditures will increase to US$500,000 per company and Meridian will have the option to become the project manager.

The Company and Meridian are currently in the process of finalizing a formal 20-year term joint venture agreement that will replace the October 15, 2002 Letter of Intent. Under the terms of the joint venture agreement, the Company and its joint venture partner each contributed concessions covering approximately 2,700 hectares in total for their initial participating interests of 50% each.

The concessions are held by a Peruvian company, Minera Corimalqui S.A., which is owned 100% by Oromalqui Gold Corp., which is owned 50% by the Company and 50% by an affiliate of Meridian.

i) La Chivona

The Company acquired by staking a 7,600 hectare property near the coastal city of Chiclayo.

j) Other Properties

During the current and prior year, the Company staked various claims in Peru. They are individually referred to as Lapidem, Polar, and Neko. All of the claims are held 100% by the Company.

In Ontario, the Company staked seven groups of claims collectively referred to as the Garden-Obonga properties. These properties cover mostly geophysical targets and have undergone only early-stage exploration. They are individually referred to as the Gull River, Kab River, 811 East, 811 West, Kitchen, Naydo Lake, and Ruffo Lake claims.

Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

k) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property and wrote off all remaining costs associated with the project. Pursuant to the terms of the sale agreement, the Company retains a 2% net smelter return royalty, payable when aggregate gold production from the property exceeds 145,000 ounces.

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Computer equipment	$ 85,884	$ 57,136	$ 28,748	$ 32,805
Furniture and fixtures	70,485	54,574	15,911	19,843
Equipment	27,635	3,882	23,753	-
	$ 184,004	$ 115,592	$ 68,412	$ 52,648

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	2003		2002	
	Shares	Amount	Shares	Amount
Balance - Beginning of Year	28,830,831	$ 25,024,093	28,705,831	$ 25,010,093
For mineral properties	50,000	16,000	125,000	14,000
Exercise of stock options	70,000	10,600	-	-
Stock option compensation	-	70,802	-	-
Balance - End of Year	28,950,831	$ 25,121,495	28,830,831	$ 25,024,093

b) **Stock Options**

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 3,400,000 shares. The exercise price per share and the vesting period under the plan are determined by the Board of Directors.

During the year ended December 31, 2003 the change in stock options outstanding was as follows:

	2003 Shares	2002 Shares
Options outstanding - Beginning of year	2,840,000	2,115,000
Granted	550,000	950,000
Forfeited	(580,000)	(225,000)
Exercised	(70,000)	-
Options outstanding - End of year	2,740,000	2,840,000

6. Share Capital - *Continued*

b) Stock Options - *Continued*

At December 31, 2003, the following stock options are outstanding:

Options Outstanding		Exercise Price	Expiry Date
240,000	*	$0.16	February 1, 2004
200,000		$0.18	April 10, 2004
915,000		$0.15	October 1, 2007
370,000		$2.80	March 30, 2008
535,000		$0.13	May 4, 2008
80,000		$0.30	November 10, 2010
400,000		$0.40	March 9, 2011
2,740,000			

All options outstanding at December 31, 2003 have vested.

The weighted average exercise price of the stock options outstanding at December 31, 2003 is $0.55 and the weighted average remaining contract life of the options is 3.96 years.

* Expired subsequent to year end without exercise.

c) Stock-Based Compensation

During the year, the Company issued 550,000 options to directors, officers, and employees with an exercise price of $0.13 per option. The fair value of stock option compensation is $70,802, which has been recorded in the accounts of the Company. The weighted average grant-date fair value of options granted is $0.13. This value is estimated at the date of the grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	4.09%
Expected dividend yield	Nil
Expected stock price volatility	228%
Expected option life in years	5

During the prior year, the Company issued 950,000 options to directors, officers, and employees with an exercise price of $0.15 per option. Had the fair value based method been used to value these options, the Company's loss and loss-per-share amounts for the year would have been adjusted to the pro forma amounts as follows:

		2002
Loss		
As Reported	$	591,633
Pro forma	$	672,630
Loss Per Share		
As Reported	$	0.02
Pro forma	$	0.02

6. Share Capital - *Continued*

c) Stock-Based Compensation - *Continued*

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002
Risk-free interest rate	4.2%
Expected dividend yield	0.00
Expected stock price volatility	111%
Expected life of options	5 years

The weighted average grant-date fair value of options granted in the prior year was $0.09 per option.

d) Warrants

During the year, 350,000 warrants previously outstanding at $0.45 expired. As at December 31, 2003 there were no warrants outstanding.

7. Marketable Securities

During the year, the Company disposed of 300,000 Monterrico common shares *(Note 4f)* and recognized a gain of $497,277. As at December 31, 2003, the Company held 112,092 Monterrico common shares recorded at book value of $202,054. Subsequent to the year-end, the balance of these shares were sold for net proceeds of $623,000.

8. Related Party Transactions

During the year, the company incurred $244,130 (2002 - $248,002) in salaries and administrative and geological consulting fees to two directors of the Company and its subsidiaries.

During the year, the Company incurred $36,436 (2002 - $23,874) in legal fees paid to a law firm in which a director of the Company is a partner.

Accounts payable and accrued liabilities includes $17,801 (2002 - $NIL) payable to a law firm in which a director of the Company is a partner.

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the years ended December 31 are as follows:

	2003	2002
Income (loss) before income taxes for accounting purposes	$ 1,265,305	$ (591,633)
Adjustments for differences between accounting and taxable income:		
Amortization	10,771	12,480
Stock-based compensation	70,802	-
Resource property costs written off	2,104	11,635
Unrealized foreign exchange losses	311,623	49,220
Non-taxable (gains) losses	(405)	5,636
Consolidated income (loss) for tax purposes	1,660,200	(512,662)
Tax rate	35.6%	39.6%
Expected tax expense (recovery) for the year	591,031	(203,014)
Reductions in tax (recovery) due to:		
Foreign income at different tax rates	(908,559)	155,302
Valuation allowance	317,528	47,712
Tax expense (recovery) for the year	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 December 2003 are as follows:

	2003	2002
Non-capital loss carry-forwards	$ 2,709,513	$ 2,546,178
Resource property exploration expenditures	1,389,357	1,522,950
Capital assets	52,575	45,357
	4,151,445	4,114,485
Valuation allowance	(4,151,445)	(4,114,485)
	$ -	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2004 and 2010 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

10. Commitments

The Company has an agreement to lease office space until October 31, 2005, with a net annual lease commitment of approximately $23,000.

11. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

2003		Income (Loss)		Capital Assets		Identifiable Assets
Canada	$	74,069	$	44,476	$	1,135,850
British Virgin Islands		1,713,755		-		1,558,540
Peru		(522,519)		23,936		1,158,191
Total	$	1,265,305	$	68,412	$	3,852,581

2002		Income (Loss)		Capital Assets		Identifiable Assets
Canada	$	(469,983)	$	52,465	$	1,074,760
British Virgin Islands		(1,263)		-		574,642
Peru		(120,387)		[illegible]		573,495
Total	$	(591,633)	$	52,648	$	2,222,897

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

Gitennes announces Flow-through financing with Endeavour

Vancouver, August 5, 2004: Gitennes Exploration Inc. (TSX-GIT) announces that it has agreed to issue 650,000 units priced at $0.46 per unit in a non-brokered private placement with Endeavour Flow Through (2004) Limited Partnership. Each unit will consist of one common flow-through share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire an additional common share of the Company at $0.46 within one year of closing. Gross proceeds of the placement are $299,000.

An 8% fee will be paid to Strand Securities Corporation in connection with the private placement, payable by the issuance of 52,000 non-flow-through units.

The proceeds of the flow-through private placement will be used to fund exploration of Gitennes' exploration projects in Canada. The financing is subject to regulatory approval.

Gitennes is an exploration company with properties in Canada and Peru. At the Red Property option, located in north-central British Columbia, the company will be completing a programme of induced polarization (IP) surveys and geological mapping/prospecting in order to more fully delineate and assess the merits of an attractive, deep geophysical anomaly prior to drilling. Earlier work at the Red Property encountered widespread porphyry-style copper-gold mineralization during shallow drilling (see GIT release dated June 23, 2004 for additional information). The Red Property has recently been expanded to 2,575 hectares through staking additional claims, covering prospective ground west and north of the original property.

At the Esten Property option, located near the old mining centre of Elliot Lake, Ontario, Gitennes is exploring a zone of disseminated copper mineralization associated with a wide, silicified shear zone (see GIT release dated November 11, 2003 for additional information). The known mineralization is found at the southeastern end of a four-kilometre long magnetic feature that may serve as a guide to locating additional zones of mineralization. A planned airborne geophysical survey of the property has been delayed until mid-August, with field work planned for late August and September.

Separately, Gitennes wishes to advise shareholders that Mr. Kerry Spong has accepted the position of Chief Financial Officer with Gitennes. He is a welcome addition to our management group.

For further information contact:

Jerry Blackwell, P.Geo
President

Gitennes Exploration Inc.
Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

News Release

Gitennes Exploration Options Peruvian Gold Property from Inmet Mining

Vancouver, July 6, 2004: Gitennes Exploration Inc. (TSX-GIT) has entered into an option agreement with Inmet Mining Corp. to acquire a 2,300 hectare property known as Tucumachay. The property is located in the Andes Mountains 160 kilometres east of Lima. Access is by road.

Mineralization at Tucumachay is hosted in a sequence of faulted and folded Mesozoic-age limestone units in contact with siltstone and sandstone, which are in turn intruded by several small bodies of felsic porphyry. Surface sampling has returned high gold values, particularly in limestone units that display evidence of dolomitization and localized decalcification and silicification. Obvious mineralized outcrops may contain fine pyrite, barite, orpiment or realgar, but other mineralized outcrops appear as barren-looking, fractured dolomite or carbonaceous limestone. Geochemical analyses show that gold is associated with the typical epithermal pathfinder elements mercury, arsenic and antimony. The style of gold mineralization at Tucumachay has strong geological affinities with that encountered at some of the sediment-hosted gold deposits in Nevada.

The Tucumachay property was staked by Inmet in 1998. Inmet undertook a programme of geological mapping and rock sampling, outlining an area 1300 metres long and approximately 150 metres wide that contained elevated gold. Within this area nine samples assayed from 1.0 to 8.2 g/t gold. The target projected beyond the property boundaries, thereby limiting the extent of work that could be done at the time. In November 1999 Inmet conducted a 4-hole, 700m reverse circulation drill program along the southeastern margin of the target. The holes were spaced 200 to 300 metres apart. Anomalous gold values were intersected in three of the four holes, the best intersection being 0.78 g/t Au over 15 metres from 60 to 75 metres, including 1.22 g/t over 6 metres. Inmet exploration geologists believed the results to be highly encouraging; however exploration was discontinued due to poor bullion prices and a change in corporate priorities.

As part of its review of the property, Gitennes collected samples from widely-scattered outcrops within the Inmet target, obtaining results comparable to Inmet's. Our results are weighted to the southern portion of the target where the zone is exposed over a 200 by 175 metre area. Here, eleven grab and four chip samples were collected - all are anomalous in gold and mercury, with gold grades of up to 9.4 g/t Au. Four rock-chip intervals collected from outcrop assayed 2.0 g/t over 6 metres, 0.7 g/t over 5 metres, 5.7 g/t over 3 metres and 4.7 g/t over 3 metres. Assay services were provided by ALS-Chemex Laboratories in Lima, Peru.

Under the terms of the proposed option agreement, Gitennes may earn an initial 100% interest in Tucumachay by:

1. Issuing 1,000,000 shares to Inmet forthwith;
2. Committing to a first year expenditure of US$ 600,000 on the property before July 31, 2005; and
3. At Gitennes' option, making total exploration expenditures of US$ 1,600,000 by December 31, 2006.

Upon Gitennes earning its 100% interest, Inmet will have the option to either (a) retain a sliding-scale net smelter returns royalty of 0.75 to 1.25% on the property, or (b) to earn-back a 60% interest by spending within 18 months three times the amount of Gitennes' expenditures. The election by Inmet will be triggered when Gitennes gives notice that it has completed 12,000 metres of drilling, or by December 31, 2008, whichever is sooner. Gitennes will provide Inmet with the exploration results and statements of expenditures to that point, and Inmet will have 60 days to decide. The agreement is subject to the approval of the Toronto Stock Exchange.

The Tucumachay Project is an important new grassroots prospect located in a region of Peru that has received little by way of sustained exploration in recent decades. Gitennes expects to begin work at Tucumachay shortly, once its crews become fully familiar with the details of Inmet's earlier work. Our initial field work will include grid-controlled soil geochemical sampling, geophysical surveys and rock sampling. Drilling will follow once targets are defined and all the required permits have been obtained.

Urumalqui Update: Exploration for gold - silver mineralization at the Urumalqui Project has re-started. Urumalqui, a 50% joint venture with Meridian Gold Inc. is situated in the Andes of north-central Peru, east of the coastal city of Trujillo. Exploration work began with an expansion of an earlier survey grid to cover a larger target area with soil geochemical sampling. This method works well as an aid in defining concealed targets. Core drilling is expected to begin in August and continue for several months, with two dozen holes planned. These holes will further test both the high-grade veins and the bulk-tonnage potential of the Urumalqui system. In 2003, the joint venture completed seventeen widely-spaced drill holes with very favourable results.

Visit www.gitennes.com for more details on both the Tucumachay and Urumalqui Projects.

The technical information contained in this release has been reviewed by Jerry Blackwell., P. Geo., who is a Qualified Person as defined by National Instrument 43-101.

For further information contact Linda Dezura, Administrative Assistant.

J Blackwell

Jerry Blackwell
President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

Update on Gitennes' Canadian Exploration Activity

Vancouver, June 23, 2004: Gitennes Exploration Inc. (TSX-GIT) announces that the Company has signed an option to acquire the Red Property, located in north-central British Columbia. The Red Property, a large copper-gold porphyry prospect, is located approximately 40 kilometres southeast of Northgate Minerals Corporation's Kemess Mine, 25 kilometres east of Northgate's recently acquired Sustut Copper Property, and 15 km from the Omineca Resource road. Access is by helicopter.

Porphyry exploration at the Red Property occurred in 1968-1969, 1977 (Cominco Ltd.), 1984 (BP Resources Canada) and 2001-2002 (Brett Resources Inc. & Solomon Resources Ltd.). A limited amount of historical information and data is available, but only the work done in 2002 is reported in such a manner as to adhere to the disclosure standards of National Instrument 43-101. The main mineralized area at the Red Property occurs in sub-alpine terrain in a series of highly-coloured rock outcrop and boulder-strewn hillsides, 1700 metres above sea level. The earliest exploration followed up stream sediment anomalies that are highly anomalous in copper and nickel. Soil sampling outlined a 450 by 2,400 metre area of high (over 200 ppm) copper-in-soils, within which an induced polarization survey detected three chargeability anomalies, one of which is 700 to over 1000 metres in length. Two periods of drilling occurred; a 5-hole small diameter core drill programme totaling 318 metres completed in 1969 and a 7-hole (1003 metres) programme in 1984. Best reported intervals were 20.1 m grading 0.46% copper in hole #3 (gold was never assayed in the 1969 cores) and 81 metres grading 0.22% copper and 0.11 g/t gold in hole #7. One deeper hole, #11, returned 51 metres grading 0.21% copper and 0.07 g/t gold followed by a further 36 metres grading 0.24% copper and 0.12 g/t gold. It is reported that the uppermost 10 to 20 metres of rock is heavily leached, followed by a zone of secondary chalcocite which passes downwards into primary chalcopyrite-pyrite mineralization.

In 2002, three geophysical survey lines spaced 300 metres apart were located near the western end of previous sampling and drilling coverage. A state-of-the-art time domain induced polarization (I.P.) survey suggests that a strong high chargeability anomaly exists at depth, beyond the limit of earlier drilling. The survey further suggests that nearer to surface the chargeability is weaker and less continuous, an interpretation consistent with the mineralization that was encountered during the old drilling.

Under the terms of the option, Gitennes may acquire a 100% interest in the property subject to meeting certain financial obligations that include a first-year commitment to pay $20,000 cash, issue 50,000 shares and spend $100,000. Thereafter the Company may, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $180,000 and 200,000 shares. Prior to July 15, 2010 the Company must also have met a schedule of additional aggregate expenditures totalling a further $1.9 million. Upon vesting, the Red Property will be encumbered with a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of $12 million. The agreement is subject to the approval of the Toronto Stock Exchange.

The Company intends to undertake a programme at the Red Property that will include re-establishing and expanding the 2003 survey grid, soil sampling, geological mapping, and additional I.P. coverage, to be followed by a two-hole deep drilling programme if the field season permits.

Badger Property, Ontario

The Company recently undertook a core drilling programme on the "Black Hole" magnetic anomaly on the Badger Property. Hole B04-01 encountered 33 metres of sandy overburden before entering strongly magnetic diabase. The diabase appears both unaltered and not mineralized. Hole B04-02, collared 100 metres northwest, was terminated at 99 metres, still in sandy overburden. The "Black Hole" magnetic anomaly may be attributable to a buried knob of magnetic rock in an area of excessively thick overburden.

The Company has advised the owner of its intention not to exercise its option to acquire the Bear – Badger Properties.

Esten Property, Ontario

An airborne geophysical survey is expected to commence by early July, to be followed by a field programme composed of mapping and sampling.

Fox Property, British Columbia

The Company has advised the owner of its intention not to exercise its option to acquire the Fox claims. The Company will retain 100% ownership over the "South Fox" area where the un-drilled "401" copper-gold prospect occurs.

The technical information contained in this release has been reviewed by Jerry Blackwell., P. Geo., who is a Qualified Person as defined by National Instrument 43-101.

For further information contact:

J Blackwell

Jerry Blackwell
President

Corporate Information

Officers and Directors



Jerry D. Blackwell, President, C.E.O. & Director
James R. Foster, Vice-President
Clive R. Hepburn, Director and Corporate Secretary
Edmund T. Kimura, Director
Kenneth Booth, Director

Listed

TSX Exchange
Symbol: GIT

Capitalization

Authorized:	Unlimited
Issued:	28,950,831

As at December 31, 2003

Legal

Beach Hepburn
Toronto, Ontario

Transfer Agent

Computershare Trust Company of Canada
Toronto, Ontario

Auditors

Staley, Okada and Partners
Vancouver, B.C.

In Peru

Gitennes Exploraciones Perú S.A.
Miraflores, Lima
Tel: 511 242 4065

Executive Offices

Suite 2390, 1055 West Hastings Street
Vancouver, B.C.
Canada V6E 2E9
Tel: (604) 682-7970
Fax: (604) 682-7903
E-mail: info@gitennes.com
Website: www.gitennes.com